UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

ENCLOSURES: SASOL LIMITED | DIVESTMENT OF A 50% INTEREST IN SASOL'S LAKE CHARLES CHEMICALS PROJECT (LCCP) BASE CHEMICALS BUSINESS AND THE CREATION OF A JOINT VENTURE WITH LYONDELLBASELL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("**Sasol**" or "**Company**")

DIVESTMENT OF A 50% INTEREST IN SASOL'S LAKE CHARLES CHEMICALS PROJECT (LCCP) BASE CHEMICALS BUSINESS AND THE CREATION OF A JOINT VENTURE WITH LYONDELLBASELL

1. **Introduction and background**

   The shareholders of Sasol ("**Sasol Shareholders**") are referred to the announcement made at our November 2017 Capital Markets Day relating to our portfolio optimisation programme. Further Stock Exchange News Service ("**SENS**") announcements released by the Company on 17 March and 18 June 2020 confirmed our strategic ambition to focus on our Performance Chemicals business. In the March 2020 announcement Sasol set out its response plan, which included decisive action to reduce Sasol's debt and an intention to reset Sasol's strategy to improve long-term shareholder returns in a lower oil price environment. The June 2020 SENS announcement outlined the updated strategy ("**Future Sasol Strategy**"), a key part of which is to increase focus on specialty chemicals.

   As an integral part of the response plan and consistent with the Future Sasol Strategy, the Company has been assessing partnering options for its US base chemicals assets, situated at Sasol's Lake Charles property in Louisiana. An extensive competitive process was followed to identify an appropriate partner that will enhance the benefits to be gained from the substantial investment in Lake Charles. Accordingly, Sasol Chemicals USA LLC ("**Sasol Chemicals**"), a wholly owned subsidiary of Sasol, has now entered into a suite of agreements and term sheets ("**Transaction Agreements**") with a subsidiary and an affiliate of LyondellBasell Industries N.V. ("**LyondellBasell**") the effect of which is the disposal of a 50% interest in the LCCP Base Chemicals Business (as defined below) and the portion of the Lake Charles property from which it operates ("the **Sale Land**"), for a purchase consideration of US$2 billion (subject to closing adjustments) and the creation of a 50/50 joint venture in relation to those assets (together, with the other indivisible elements referred to in the Transaction Agreements, the "**Transaction**").

   Further high level details of the Transaction are set out below. The Transaction constitutes a Category 1 transaction in terms of the JSE Listings Requirements and, as such, requires the approval of more than 50% of the votes of the Sasol Shareholders present and voting at the general meeting. A circular will therefore be delivered to Sasol Shareholders in due course with full details of the Transaction.

   The Transaction will represent a significant step towards achieving Sasol's strategic and financial objectives by materially reducing net debt, and catalysing a rapid shift towards the Future Sasol Strategy. The LCCP assets within Sasol's **US Performance Chemicals Business** (as more fully described below) including the new Ziegler alcohol plant, ethylene oxide and derivatives plants, and the Guerbet alcohol plant, will be retained by Sasol. Sasol will also continue to have an integrated, low cost ethylene value chain at Lake Charles which will enable it to protect the profitability of the performance chemicals business. Following the Transaction, Sasol will continue to realise the core strategic and financial benefits of its capital investment in the LCCP.

2. **The Transaction**

Transaction structure

The Transaction will result in the creation of a 50/50 joint venture with LyondellBasell in relation to the LCCP Base Chemicals Business and the associated land. Sasol will retain ownership and operatorship of the US Performance Chemicals Business, the other legacy base chemicals assets at Lake Charles, and the remainder of the Lake Charles property.

This will be delivered pursuant to the Transaction agreements, through which Sasol Chemicals will dispose of a 50% stake in Louisiana Integrated Polyethylene JV, LLC ("**LIP**"), a newly incorporated subsidiary of Sasol Chemicals to LyondellBasell LC Offtake LLC, a subsidiary of LyondellBasell. The purchase consideration will be US$2 billion, subject to customary and *ad hoc* transaction-specific closing adjustments which are not, in aggregate, expected to be material. LIP will hold Sasol's LCCP Base Chemicals Business, as well as the Sale Land. Equistar Chemicals LP, an affiliate of LyondellBasell, will be the operator of the business of LIP.

The Transaction Agreements contain customary representations and warranties from Sasol Chemicals and LyondellBasell. If the Transaction is terminated due to, *inter alia,* breach by Sasol Chemicals, or failure to obtain Sasol Shareholder approval of the Transaction, and at any time during the six months following the date of such termination, Sasol Chemicals or any of its affiliates enters into an alternative transaction with a third party, there will be a break fee payable by Sasol Chemicals of US$40 million.

Transaction scope

Sasol's LCCP Base Chemicals Business comprises the manufacture of ethylene and polyethylene products using the following assets at the Lake Charles property, and the marketing and sale of these products (together the "**LCCP Base Chemicals Business**"):

- The recently constructed ethane cracker, which produces ethylene from ethane feedstock and has a capacity of 1540 kilotons per annum ("**LCCP Cracker**");
- The low density polyethylene ("**LDPE**") plant, which has a production capacity of 420 kilotons per annum; and
- The linear low density polyethylene ("**LLDPE**") plant, which has a capacity of 471 kilotons per annum).

The LCCP Base Chemicals Business excludes the original ethane cracker, which has a production capacity of 460 kilotons of ethylene per annum ("Original Cracker"). This will be retained by Sasol together with the US Performance Chemicals Business, consisting of –

- the ethylene oxide value chain which consists of a new 300 kilotons per annum ethylene oxide unit and a new 100 kilotons per annum ethoxylation unit;
- the new Ziegler alcohol unit (140 kilotons per annum) which supplements the existing Ziegler unit (at the Lake Charles property;
- the new alumina unit (32 kilotons per annum) which supplements an existing alumina unit at the Lake Charles property;
- the new Guerbet alcohols (30 kilotons per annum) unit; and
- other Performance Chemicals units include a tetramerization unit producing 1-hexene and 1-octene, a linear alkyl benzene unit, paraffin extraction unit, and the hydrogenation unit producing LPA solvent.

LIP will, pursuant to tolling arrangements set out in term sheets entered into as part of the Transaction Agreements, convert ethane feedstock into ethylene, and also convert ethylene into LDPE and LLDPE. Sasol will continue to use its 50% attributable share of ethylene production, together with ethylene produced by the Original Cracker, as feedstock for its US Performance Chemicals Business and its Gemini HDPE joint venture. Sasol will thereby preserve the benefit of ethylene producer economics for its retained business, and the ability to realise any further upside growth opportunities in future.

Transaction timing

It is expected that the Transaction will be implemented before the end of calendar year 2020 ("**Effective Date**"), when the conditions precedent are expected to be fulfilled and the adjusted purchase consideration will be received by Sasol Chemicals in cash.

3. **The Partners**

The LyondellBasell group is one of the leading global producers of plastics, chemicals and refined products. The LyondellBasell group operates 22 olefins and polyolefins facilities globally with capacity to produce approximately 7.6 million tons per annum of ethylene, 5.3 million tons per annum of polyethylene and 5.5 million tons per annum of polypropylene as of December 2019. The majority of these production facilities are in North America. As of December 2019, and based on published capacity data, the LyondellBasell group ranked as the third largest producer of ethylene in North America, fourth largest producer of polyethylene in North America, and the largest producer of polyethylene in Europe.

The partnership will provide substantial benefits to Sasol due to the partners' recognised excellence in cost-effective operation of these type of facilities, their recognised track record in maximising upside potential and access to their extensive distribution network and customer base.

4. **Rationale**

The Transaction was agreed following a competitive process in which Sasol explored a number of potential constructs in order to determine which would realise the most value whilst protecting Sasol's long-term strategic priorities. The intention was to generate significant proceeds to apply towards outstanding debt, while enhancing the benefits to be gained from the substantial investment in Lake Charles by partnering with a company with world class capabilities in commodity chemicals in the industry. Through this process it became clear that the proposal that offered the best combination of upfront and long-term value was that offered by the LyondellBasell group. Sasol believes that the Transaction has the following compelling benefits for its shareholders:

- Accelerated delivery on strategic objectives: Sasol will continue to have full ownership and operatorship of the US Performance Chemicals Business as well as the legacy base chemicals business, which helps provide an integrated value chain. This is consistent with the Future Sasol Strategy of increased focus on a global specialty chemicals portfolio. This portfolio has well-established capabilities and potential for long-term growth in a number of product categories including Ziegler and Guerbet alcohols, in which Sasol already has a strong market position. Such specialty chemicals products are expected to have a more resilient long-term demand outlook and higher return on investment than commodity chemicals;

- Reduced leverage: The Transaction is a critical part of Sasol's response plan to reduce net debt, improve debt covenant compliance and enhance liquidity. As a result of this Transaction, net debt before lease liabilities, is expected to reduce materially from approximately US$10 billion to approximately US$8 billion, significantly improving Sasol's financial position. Together with proceeds from other transactions, net debt will reduce by close to US$3 billion;

- Integrated value chain retained: The US Performance Chemicals Business will benefit from Sasol's share of low cost onsite ethylene from the joint venture, and all ethylene from the Original Cracker. This access to low cost ethylene feedstock, as well as the original market and feedstock advantages of the investment in the LCCP, will help protect the profitability of the US Performance Chemicals Business;

- Well defined partnership with a proven operator: Sasol will continue to have substantial participation in the business as a joint venture partner. Clearly defined governance and onsite partnership arrangements with a world-class group that has significant global ethylene and polyethylene production expertise should create a strong platform for a highly productive relationship;

- Upside participation: The Transaction delivers immediate strategic and financial benefits, and Sasol will also continue to benefit from the ongoing value creation from the LCCP Base Chemicals Business, including the upside when the macroeconomic environment improves; and

- Growth optionality: Sasol will retain ownership of the remainder of the Lake Charles property and will be able to utilise vacant land to develop further facilities on the Lake Charles property. This provides Sasol with a solid base to grow its US Performance Chemicals Business. Sasol will also be able to secure further ethylene feedstock from future expansions (debottlenecking) of the LCCP Cracker to enable future growth of its US Performance Chemicals Business.

5. **Conditions precedent to the Transaction**

The Transaction is subject to the fulfilment of customary conditions precedent, by no later than 31 March 2021, including:

- Approval by Sasol Shareholders of the ordinary resolutions necessary in order to implement the Transaction;
- Obtaining competition / anti-trust approvals in various jurisdictions; and
- Obtaining the consents or waivers of any person to enable the Transaction to be implemented, in particular consents required from key technology licence providers.

6. **Use of the Transaction proceeds and balance sheet outlook**

As outlined above, implementation of the Transaction will represent a significant step forward in delivering the Company's response plan announced on 17 March 2020. Proceeds from this Transaction, in conjunction with proceeds from previously announced transactions and the progress in achieving short term cash savings measures, will make a meaningful and positive impact on Sasol's financial prospects, principally as a result of the intended use of the Transaction proceeds to reduce Sasol's debt. .

Notwithstanding this progress, the Company continues to work towards a rights offer of up to US$2 billion in the second half of the 2021 financial year as the final step of the response plan. This, if implemented, would allow Sasol to operate sustainably within its covenant thresholds and so deliver on the Future Sasol Strategy. The amount to be raised in any rights offer and its timing remain subject to prevailing operating and market conditions as well as other initiatives, such as further disposals, that Sasol may implement. Any equity raising will also be aligned with the outlook for the Company under the Future Sasol Strategy. In light of the extended period before any rights offer takes place, the Company has terminated the standby underwriting arrangements that were put in place in March 2020.

7. **Historical Financial information (unaudited)**

The value of the assets (fixed assets and working capital) comprising the LCCP Base Chemicals Business as at 30 June 2020, being the date of the last published financial information of Sasol, was R67,6 billion (US$3,9 billion). The loss attributable to the LCCP Base Chemicals Business for the year ended 30 June 2020 was R36,1 billion (US$2,3 billion).

The historical financial information was prepared in accordance with International Financial Reporting Standards and Interpretations of those standards, as issued by the International Accounting Standards Board. The historical financial information and pro forma financial effects of the Disposal will be detailed in the Circular to Sasol Shareholders.

8. **Volume outlook**

Following the transaction the ownership and anticipated steady state production volumes of the LCCP Base Chemicals Business will be as follows:

Production	Future ownership	Steady state[3] volumes [kilotons per annum]
Gross ethylene production - LCCP Cracker [2]	LIP	1,540
Gross ethylene production – Original Cracker	Sasol	460
Polyethylene [1,2]	LIP	891

(1) Includes LDPE and LLDPE.
(2) Sasol will have 50% of LIP volumes from the time at which the Disposal has been completed and the joint venture has been formed.
(3) Steady-state volumes indicated are before any potential capacity upside from debottlenecking opportunities.

As a result of the impact of Hurricane Laura there remains uncertainty about the near term outlook at LCCP Base Chemicals Business. A further update and additional outlook guidance for LCCP Base Chemicals Business will be provided upon release of the first quarter financial year 2021 Business Performance Metrics results, scheduled for later in October 2020.

9. **Circular to Shareholders**

    A circular containing full details of the Transaction and the proposed resolutions will be delivered to Sasol Shareholders with a notice of general meeting scheduled to be held on 20 November 2020.

10. **Withdrawal of cautionary announcement**

    Sasol Shareholders are referred to the Company's cautionary announcement dated 17 March 2020, as well as the subsequent cautionary announcements, and are advised that full particulars regarding the disposals and the timing of the rights issue referred to in those announcements have been provided, caution is no longer required to be exercised by Sasol Shareholders when dealing in the Company's securities.

Investor conference call

Chief Executive Officer, Fleetwood Grobler, and Chief Financial Officer, Paul Victor, will host a conference call via webcast (https://www.corpcam.com/Sasol02102020) at 14:00 (SA time) on 2 October 2020 to discuss the Transaction. The slides that accompany the call will be available at https://www.sasol.com/investor-centre/lake-charles-chemicals-project/lccp-partnering-transaction

2 October 2020
Johannesburg

Financial Advisor and Sponsor:
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Strategic Advisor
Centerview Partners UK LLP

South African Legal Advisor
Edward Nathan Sonnenbergs Inc

US Legal Advisor in relation to the Transaction and Anti-trust
Latham & Watkins LLP

Legal Advisor as to US Environmental and Real Estate law
Keane Miller LLP

BofA Securities, which is regulated by the Johannesburg Stock Exchange, which exchange is regulated by the Financial Sector Conduct Authority, is acting as financial advisor and sponsor to the Company and, in each case, for no one else in connection with the Transaction and will not be responsible to anyone other than the Company for providing the protections afforded to the respective clients of BofA Securities, nor for providing advice in relation to the Transaction or any other matter or arrangement referred to in this announcement.

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol's business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 October 2020

By: <u>/s/ M M L Mokoka</u>
Name: M M L Mokoka
Title: Company Secretary